UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
69508

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nuvama Financial Services Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Lexington Ave., Wework-4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ranganathan Purushothaman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navama Financial Services Inc., as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

______________________ 6/

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Nuvama Financial Services, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDING MARCH 31, 2025

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nuvama Financial Services, Inc.

Table of Contents

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Nuvama Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nuvama Financial Services, Inc. as of March 31, 2025, the related statements of operations, changes in shareholder's equity and cash flows for the year ended March 31, 2025 and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nuvama Financial Services, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nuvama Financial Services, Inc.'s management. Our responsibility is to express an opinion on Nuvama Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) have been subjected to audit procedures performed in conjunction with the audit of Nuvama Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Nuvama Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule's I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as Nuvama Financial Services, Inc's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
June 25, 2025

1

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Nuvama Financial Services, Inc.

STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS

ASSETS:		
Cash and cash equivalents	$	2,068,940
Related party accounts receivable		80,178
Accounts receivable others		128,716
Prepaid expenses		41,554
Deferred Tax Asset		108,704
Prepaid income tax		723
		2,428,815
Property and Equipment, net		1,560
TOTAL ASSETS	$	**2,430,375**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	274,276
Income tax payable		207
TOTAL LIABILITIES		**274,483**
SHAREHOLDER'S EQUITY		
Common stock, 100 shares authorized, no par value		
1 share issued and outstanding		
Paid-in capital		1,250,000
Retained earnings		905,892
Total Shareholder's Equity		**2,155,892**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	**2,430,375**

The accompanying notes are an integral part of these financial statements.

Nuvama Financial Services, Inc.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDING MARCH 31, 2025

REVENUE:		
Service Income-research fees	$	819,294
Facilitation Fees - related party - fixed	$	104,500
Facilitation Fees - fixed	$	240,000
Chaperoning Income-related party - variable		224,460
Reimbursed expenses	$	1,864,480
Total revenue		**3,252,734**
OPERATING EXPENSES:		
Payroll and payoll taxes		2,476,448
Rent		29,683
Travel		338,735
Referral fees		84,414
Health Insurance		113,804
Insurance		51,889
Professional fees		65,751
Advertising		72,464
Miscellaneous		37,692
Telephone		10,765
Dues and subscriptions		52,890
Total expenses		**3,334,535**
LOSS BEFORE INCOME TAXES		(81,801)
Income tax benefit		(36,161)
Net Loss	$	(45,640)

The accompanying notes are an integral part of these financial statements.

3

Nuvama Financial Services, Inc.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2025

SHAREHOLDER'S EQUITY, BEGINNING OF YEAR Common stock, 100 shares authorized, no par value 1 share issued and outstanding	$	2,201,532
Net loss		(45,640)
SHAREHOLDER'S EQUITY, MARCH 31, 2025	**$**	**2,155,892**

The accompanying notes are an integral part of these financial statements.

Nuvama Financial Services, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING MARCH 31, 2025

OPERATING ACTIVITIES:		
Net loss	$	(45,640)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		1,569
Changes in operating assets and liabilities:		
Decrease in accounts receivable		2,716
Increase in prepaid expenses		(19,315)
Decrease in prepaid tax		1,359
Increase in deferred taxes		(31,452)
Increase in accounts payable and accrued expenses		174,751
Net cash provided by operating activities		83,988
INVESTING ACTIVITIES:		
Purchase of fixed assets		(2,918)
Net cash used by investing activities		(2,918)
NET INCREASE IN CASH		81,070
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,987,870
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	2,068,940

The accompanying notes are an integral part of these financial statements.

5

Nuvama Financial Services, Inc.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

Nuvama Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated on May 29, 2013 under the laws of the State of New York and approved by FINRA as a registered broker dealer on February 24, 2015.

The Company provides Chaperoning and facilitation services to its affiliate entity selling Indian securities pursuant to Rule 15a-6 of the Securities Exchange Act, and distributes research produced by its affiliate entities in India to Institutional customers in the United

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Cash and cash equivalents

The Company considers all liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Accounts Receivable Others and Related Party Accounts Receivable

Accounts receivable due from others and from related parties are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from its customers or related parties. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company had accounts receivable others of $128,716 and $80,178 of related party accounts receivable at March 31, 2025, and $96,326 of accounts receivable others and $115,284 of related party accounts receivable at April 1,

Deferred Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax asset at March 31, 2025 is as follows:

Federal

Year	Net Operating Loss	Rate	Deferred tax asset
2023	$107,722	21%	$22,621
2024	$131,861	21%	$27,691
2025	$ 87,047	21%	$18,280
Total	$326,630		$68,592

State & Local-New York State and New York City

Year	Net Operating Loss	Rate	Deferred tax asset
2023	$190,990	6.5%	$12,414
2024	$252,025	6.5%	$16,382
2025	$174,094	6.5%	$11,316
Total	$617,109		$40,112
Total			$108,704

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7

Revenue Recognition

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), using the modified retrospective method of adoption, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees to related parties.

The Company provides chaperoning services for non-U.S. related parties for marketing activity in the United States.

Chaperoning services include agreements to provide facilitation services to related and other parties for which they charge a fixed fee plus any reimbursable expenses and commissions paid to its representatives. Revenue from reimbursed expenses is recognized as the expenses are incurred. Chaperoning services to related party may also include a variable fee based on the funds received by its related party from trading in India. Commission expenses are paid to the registered representatives generally over a 4 year period based on written agreements. The representatives must be employed for the subsequent years to receive the commissions. Commission expense and related reimbursed commission income are recgnized in the same period thus it has no effect on net income.

The Company also provides research services to customers and this revenue is recognized as the research is reported used by the customer, which may be reported 30-60 days after usage. The research revenue is reported at gross as there is no direct costs associated with each transaction.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the respective asset class as follows:

Asset Class	Useful Life
Office furniture and equipment	5 years
Computers	3 years

New Accounting Pronouncements

The Company is evaluating new accounting standards and will implement as required.

<u>Leases</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a leasee in several noncancelable operating leases, for office space, computers, and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incrementable borrowing rate based on the information available at the commencement date of all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, the the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term. The Company's short term lease payments for the year were $29,683.

2.   **RELATED PARTY TRANSACTION AND CONCENTRATIONS**

For the year ended March 31, 2025, 10% of the Company's revenue was earned from related party and 38% of the accounts receivable balance 'is from this Company. The components of the revenue are as follows:

Nuvama Wealth Management Limited	$	328,960
Total	**$**	**328,960**

The above related party revenue is included in facility fee revenue and chaperoning income on the Statement of Operations. The Company has chaperoning agreements with its related party that state the terms and conditions of each transaction which includes facility income.

Related party accounts receivable of $80,178 was all considered collectable and thus no valuation allowance is considered necessary. The beginning balance in related party receivables was $115,284.

3. **Property and Equipment**

Property and equipment consists of the following at March 31, 2025:

Office Equipment	$	12,568
Less: Accumulated Depreciation		(11,008)
Net Fixed Assets	$	1,560

Depreciation expense charged to operations amounted to $1,569 for the period ended March 31, 2025.

4. **Income taxes provision (benefit)**

Income tax provisions are as follows:

March 31, 2025

	Total	Current
Federal	25,967	25,967
State & Local	10,194	10,194
Total	$36,161	$36,161

5 **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of March 31, 2025.

6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $1,794,457 which was $1,544,457 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 15.30%.

7.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through June 25, 2025, the date its financial statements were issued.

8   **GOING CONCERN**

The Company has sustained losses during the years ended March 31, 2025, 2024 and 2023. The Company's parent has represented that it has the requisite resources to make capital contributions as needed to insure the Company is able to meet current obligations and net capital requrements, through at least one year subsequent to the date of the report of the independent registered public accounting firm. Additionally, as of March 31, 2025, the Company had at its disposal a net capital to the extent of over 718% of its required minimum net capital.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

9   **SINGLE REPORTABLE SEGMENT**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company. The accounting policies used to measure the profit and loss of the are the same as those described in the summary of significant accounting policies. The Company derived 65% of its revenues from a single external customer for the year ending March 31, 2025.

Nuvama Financial Services, Inc.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2025

TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 2,155,892
DEDUCTIONS AND/OR CHARGES:	
Non-allowable asset - related party accounts receivable	(80,178)
Non-allowable asset - accounts receivable	(128,716)
Non-allowable asset - prepaid expense	(41,554)
Non-allowable asset - prepaid tax	(723)
Non-allowable asset - deferred income tax	(108,704)
Non-allowable asset - net fixed assets	(1,560)
NET CAPITAL	1,794,457
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	$ 274,483
Total Aggregated Indebtedness	274,483
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	250,000
Excess net capital	1,544,457
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$ 1,494,457
Percentage of aggregate indebtedness to net capital	15.30%

There is no significant differences in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of March 31, 2025.

Nuvama Financial Services, Inc.

March 31, 2025

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management
of Nuvama Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nuvama Financial Services, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction and fee based compensation for facilitating capital commitments for related parties and soft dollar investment research fees.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nuvama Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nuvama Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
June 25, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



NUVAMA FINANCIAL SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED MARCH 31, 2025

Nuvama Financial Services, Inc. (the 'Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S.240.17a-5. 'Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. S.240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. S.240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. S.240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based and fixed fee compensation for facilitating capital commitments to funds identified by its related party. The company also receives fees from clients for reported use of research materials provided, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or b (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2)did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Ranganathan Purushothaman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By ____________________

Ranganathan Purushothaman
President

Date: June 24, 2025

Nuvama Financial Services Inc.
450 Lexington Ave, Suite 4-216
New York, NY-10017
Tel: +1(845) 367-2436

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder and Management of
Nuvama Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2025, which were agreed to by Nuvama Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nuvama Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nuvama Financial Services, Inc.'s management is responsible for Nuvama Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, **noting no differences**;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended, **noting no differences;**
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, **noting no differences**;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments **noting no differences**;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
June 25, 2025

15

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NUVAMA FINANCIAL SERVICES INC	8-69508

For the fiscal period beginning 4/1/2024 and ending 3/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,252,734.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 3,252,734.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,252,734.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 4,879.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 2,165.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 2,165.00		
d	Add lines 11a through 11c		$ 2,165.00	
12	**LESSER** of line 10 or 11d.			$ 2,165.00
13 a	Amount from line 8		$ 4,879.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 2,165.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,714.00
14	Interest (see instructions) for 24 days late at 20% per annum			$ 36.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,750.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-69508	Designated Examining Authority DEA: FINRA	FYE 2025	Month Mar
MEMBER NAME MAILING ADDRESS	NUVAMA FINANCIAL SERVICES INC 450 LEXINGTON AVE SUITE 4-216 NEW YORK, NY 10017		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NUVAMA FINANCIAL SERVICES INC	Ranganathan Purushothaman
(Name of SIPC Member)	(Authorized Signatory)
6/23/2025	ranga.purushothaman@nuvamafininc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.